Exhibit (d)(1)

Delisting Agreement

Relating to the Delisting of

MorphoSys AG

20 June 2024

DELISTING AGREEMENT

The delisting agreement (this “Agreement”) is entered into by and between:

1.	Novartis BidCo AG, a stock corporation (Aktiengesellschaft) incorporated under the Laws of Switzerland, with registered office at Lichtstrasse 35, 4056 Basel, Switzerland, and being registered with the commercial register office (Handelsregisteramt) of the Canton of Basel-City under company number CHE-477.907.492,

– the “Bidder” –

2.	Novartis AG, a stock corporation incorporated under the Laws of Switzerland, with registered office at Lichtstraße 35, 4056 Basel, Switzerland and being registered with the commercial register office (Handelsregisteramt) of the Canton of Basel-City under CHE-103.867.266,

– the “Parent” –

and

3.	MorphoSys AG, a publicly listed stock corporation (Aktiengesellschaft) incorporated under the Laws of Germany, with registered office at Semmelweisstrasse 7, 82152 Planegg, Germany, and being registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich under HRB 121023,

– the “Company” –

The Bidder, the Parent and the Company shall herein also individually be referred to as a “Party”, and collectively as the “Parties”.

Table of Contents

Preamble	4

Preamble

(A)	The Company is a German stock corporation (Aktiengesellschaft) incorporated under the Laws of Germany, with registered office at Semmelweisstrasse 7, 82152 Planegg, Germany, and being registered with the commercial register (Handelsregister) of the local court of Munich (Amtsgericht) under HRB 121023. The Company’s share capital amounts to EUR 37,716,423.00 and is divided into 37,716,423 no-par value bearer shares (auf den Inhaber lautende Stückaktien), each representing a notional interest in the share capital of EUR 1.00 (all shares issued by the Company, the “MorphoSys Shares”). The MorphoSys Shares are admitted to trading on the regulated market (Regulierter Markt) of the Frankfurt Stock Exchange (Frankfurter Wertpapierbörse – “FSE”) with simultaneous admission to the sub-segment of the regulated market with additional post-admission obligations on the FSE (Prime Standard) under ISIN DE0006632003 (the “Listing”) and are tradable via the Exchange Electronic Trading system of Deutsche Börse AG, Frankfurt am Main, Germany. In addition, the MorphoSys Shares are traded on the regulated unofficial market (so called sub-segment Berlin Second Regulated Market) of the Berlin Stock Exchange (Wertpapierbörse Berlin) as well as on the unregulated market on the stock exchanges of Düsseldorf, Hamburg, Hanover, Munich and Stuttgart as well as via Tradegate Exchange. Since 19 April 2018, the MorphoSys Shares have been registered under the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and American Depositary Shares representing MorphoSys Shares (“MorphoSys ADS”, and together with MorphoSys Shares the “MorphoSys Securities”) have been admitted to trading on the Nasdaq. The Company and its Subsidiaries (as defined below) within the meaning of Section 17 of the German Stock Corporation Act are hereinafter collectively referred to as the “MorphoSys Group”.

(B)	The Bidder is a stock corporation (Aktiengesellschaft) established under the laws of Switzerland with registered office in Basel, Switzerland, and being registered with the commercial register office (Handelsregisteramt) of the Canton of Basel-City under company number CHE-477.907.492. The Bidder is a wholly owned indirect Subsidiary of the Parent.

(C)	The Parent is a stock corporation incorporated under the Laws of Switzerland, with registered office at Lichtstraße 35, 4056 Basel, Switzerland, and being registered with the commercial register office (Handelsregisteramt) of the Canton of Basel-City under company number CHE-103.867.266.

(D)	On 5 February 2024, the Parties entered into a business combination agreement (the “Business Combination Agreement”), which also includes contractual obligations and intentions on post-offer integration measures. Inter alia, the Bidder committed to, immediately following consummation of the takeover, take all necessary steps to achieve, as soon as is reasonably possible, a delisting of the MorphoSys Shares from all regulated markets in the European Economic Area.

(E)	On 5 February 2024, the Bidder announced its decision to launch a voluntary public takeover offer to all holders of MorphoSys Securities (the “MorphoSys Securityholders”) against a cash consideration amounting to EUR 68.00 per MorphoSys Share (the “Takeover Offer”) in accordance with Section 10 para. 1 sent. 1, para. 3 of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz – “WpÜG”) in conjunction with Sections 29, 34 WpÜG. The Takeover Offer was published on 11 April 2024 and, inter alia, subject to a minimum acceptance rate of 65%. On 23 May 2024, the Takeover Offer was settled regarding the MorphoSys Securities tendered during the initial acceptance period. Following this first settlement, the Bidder holds 29,970,913 MorphoSys Shares, corresponding to approx. 79.58% of all MorphoSys Shares, with the exception of treasury shares held by the Company. With respect to the MorphoSys Securities tendered during the additional acceptance period, the Takeover Offer was settled on 10 June 2024.

(F)	The Bidder and the Company believe that the broader public equity capital market is no longer a favorable environment for the future strategy of the Company and that it is appropriate from a strategic and financing perspective to pursue the Delisting and subsequently to terminate the inclusion of the MorphoSys Shares in the regulated unofficial market (so called sub-segment Berlin Second Regulated Market) of the Berlin Stock Exchange (Wertpapierbörse Berlin) as well as on the unregulated market on the stock exchanges of Düsseldorf, Hamburg, Hanover, Munich and Stuttgart as well as on Tradegate Exchange, to the extent that such inclusion was effected at the request of MorphoSys. Additionally, the Bidder and the Company concluded that the Company shall enable a delisting of the MorphoSys Securities from Nasdaq as well as the deregistration of the MorphoSys Securities under the U.S. Exchange Act.

(G)	Both the Bidder and the Company’s management board (Vorstand) (the “Management Board”) and its supervisory board (Aufsichtsrat) (the “Supervisory Board”) are of the view that a delisting, i.e., the revocation of the admission of the MorphoSys Shares to trading on the regulated market (the termination of the Listing, the “Delisting”), is in the Company’s best interest.

(H)	Based on the foregoing considerations, the Bidder intends to launch a public delisting offer against a cash consideration (öffentliches Delisting-Erwerbsangebot) (the “Delisting Purchase Offer”) within the meaning of Section 2 para. 1 WpÜG in conjunction with Section 39 para. 2 sent. 3 no. 1 of the German Stock Exchange Act (Börsengesetz – “BörsG”) to all MorphoSys Securityholders for the acquisition of all MorphoSys Securities not directly held by the Bidder by publishing an offer document pursuant to Section 11 para. 1, Section 14 para. 3 WpÜG (the “Offer Document”). Subject to their Fiduciary Duties (as defined below), the Management Board, with the consent of the Supervisory Board, intends to effectuate the Delisting by filing an application (the “Delisting Application”) with the management body (Geschäftsführung) of the FSE (Frankfurter Wertpapierbörse) for the revocation (Widerruf) of the Listing of the MorphoSys Shares pursuant to Section 39 para. 2 BörsG (the transactions contemplated under this Section (H), the “Transaction”).

NOW, THEREFORE, the Parties hereby agree as follows:

Section 1
Announcement of the Transaction

1.1.	Without undue delay (unverzüglich) after the signing of this Agreement, but in no event later than by 20 June 2024,

(a)	the Bidder shall publish its decision regarding the launch of the Delisting Purchase Offer pursuant to Section 10 WpÜG in a form reasonably agreed upon between the Parties (the “Offer Announcement”); and

(b)	concurrently, the Company shall publish a press release in a form reasonably agreed upon between the Parties.

1.2.	The Parties shall take all actions necessary to complete the Delisting Purchase Offer, the Delisting, and the Transaction in accordance with this Agreement as soon as reasonably practicable after the Offer Announcement.

1.3.	The Company hereby agrees that the Bidder may disclose a summary of the material content of this Agreement as part of the Offer Document as well as in press releases by the Bidder or Novartis AG issued in connection with the Delisting Purchase Offer, as well as a copy of this Agreement (including summaries thereof) as required by Law, including as part of the Schedule TO (as defined below).

1.4.	Conversely, the Bidder hereby agrees that the Company may disclose a summary of the material content of this Agreement in press releases (in addition to any press release referred to in Section 1.3) as well as in the joint reasoned statement by the Management Board and the Supervisory Board pursuant to Section 27 WpÜG (the “Joint Reasoned Statement”), as well as a copy of this Agreement (including summaries thereof) as required by Law, including as part of the Schedule 14D-9 (as defined below).

1.5.	As far as legally permissible, the Parties shall use their commercially reasonable efforts to cooperate with each other for purposes of supporting the Transaction and keep each other informed about all material circumstances relating to the Transaction, including any material communication, filing or submission with any competent authority. The Parties shall, to the extent legally permissible, promptly notify each other of the occurrence, or non-occurrence, of any event (including events not directly related to the Delisting Purchase Offer) which would be reasonably likely to result in the non-compliance with any of the respective Party’s obligations under this Agreement, or which would otherwise be reasonably likely to have a negative impact on the result and completion of the Transaction.

Section 2
The Delisting Purchase Offer

2.1.	The Bidder envisages to prepare and submit to BaFin the Offer Document no later than by 21 June 2024. However, the Bidder shall in any event submit the Offer Document to BaFin no later than by the end of the mandatory period pursuant to Section 14 para. 1 sentence 1 WpÜG.

2.2.	The Bidder shall prepare the Offer Document to comply with the legal requirements of Section 39 para. 2 sent. 3 no. 1 and para. 3 BörsG in conjunction with Section 46 para. 1 sent. 2 no. 1 of the exchange rules for the FSE (Börsenordnung für die Frankfurter Wertpapierbörse) and the applicable provisions of the WpÜG and the German Takeover Act Offer Ordinance (Verordnung über den Inhalt der Angebotsunterlage, die Gegenleistung bei Übernahmeangeboten und Pflichtangeboten und die Befreiung von der Verpflichtung zur Veröffentlichung und zur Abgabe eines Angebots; WpÜG-Angebotsverordnung – “WpÜG-AngebotsVO”), in accordance with the U.S. Exchange Act and in accordance with the terms of this Agreement.

2.3.	Pursuant to Section 39 para. 3 sent. 1 BörsG, the Delisting Purchase Offer shall not be subject to the satisfaction of any offer conditions (Bedingungen). The consideration offered to the MorphoSys Securityholders under the Offer Document shall be a cash consideration amounting to EUR 68.00 (in words: sixty-eight) (the “Offer Price”) per MorphoSys Share and thus equal to the offer price of the Takeover Offer, subject to the notification of the statutory minimum price by BaFin and any increases required by BaFin or made either voluntarily or in accordance with the provisions of the WpÜG (including any claims under Section 31 para. 3 through 6 WpÜG). The acceptance of the Delisting Purchase Offer shall be free of any charges, costs and banking/brokers’ commissions for the Company’s shareholders, other than payment of any applicable fees, charges or expenses of the custodian or depositary for the MorphoSys ADSs, or their respective agents, as provided under the Depositary Agreement, which in each case shall be borne by the applicable holders of MorphoSys ADSs.

2.4.	The Bidder undertakes to provide confirmation of the financing (Bestätigung der Finanzierung) of the Delisting Purchase Offer by an independent securities services firm (Wertpapierdienstleistungsunternehmen) pursuant to Section 13 para. 1 WpÜG.

2.5.	The Company acknowledges that it is aware of the provisions governing the statutory minimum price of the Delisting Purchase Offer set forth in Section 39 para. 3 BörsG. With respect to Section 39 para. 3 sent. 3 BörsG, the Company confirms that to the best knowledge of the members of the Management Board during the period of six (6) months prior to and at the signing of this Agreement, it (i) published any inside information directly concerning it in accordance with Article 17 of the Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (“MAR”) and that all notifications published pursuant to Article 17 para. 1 MAR were accurate, and (ii) with respect to the MorphoSys Shares, has not infringed the prohibition of market manipulation pursuant to Article 15 MAR, either by acting or by failing to act. This also means that, to the best knowledge of the members of the Management Board, during the period of six months prior to and at the time of signing of this Agreement, at no point in time has the Company received or is in receipt of any request, inquiry or hearing or was or is subject to any other investigatory or similar measure by BaFin with respect to the Company’s compliance with Articles 17 and 15 MAR.

2.6.	The Bidder shall provide any draft of the Offer Document to the Company in due time prior to submitting the draft to BaFin to give the Company the opportunity to, and the Company and their advisors shall without undue delay (unverzüglich), review and comment on the Offer Document before the Offer Document is submitted to BaFin. The Bidder shall in good faith take these comments into consideration while accepting full responsibility for the accuracy and completeness of the contents of the Offer Document. In case of dispute on the content of the Offer Document and any document relating thereto, the Bidder, acting reasonably, shall have the ultimate decision right.

2.7.	In the case of any contradiction between legally mandatory provisions under the WpÜG (including any regulation promulgated thereunder) as interpreted by BaFin and this Agreement, the respective provisions under, and interpretation by BaFin of, the WpÜG shall prevail, and this Agreement shall be amended to reflect the Parties’ intentions to the utmost extent.

2.8.	Following approval of the Offer Document by BaFin (or expiration of the statutory review period), the Bidder shall publish the Offer Document without undue delay (unverzüglich) in accordance with Section 14 para. 2, para. 3 sent. 1 WpÜG. The Bidder shall comply with the statutory duty of notification pursuant to Section 14 para. 3 sent. 2 WpÜG.

2.9.	The Delisting Purchase Offer shall provide for an acceptance period pursuant to Section 16 para. 1 WpÜG of four (4) weeks, but not less than twenty (20) U.S. business days (to be determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the U.S. Exchange Act) (the “Acceptance Period”) after either the day following approval of the Offer Document by BaFin or the day following expiration of the BaFin review period as required under the WpÜG, unless extended by mandatory law in case of (i) a competing offer or (ii) a modification of the terms of the Delisting Purchase Offer during the last two (2) weeks of the Acceptance Period.

2.10.	Following the expiration of the Acceptance Period, there shall be no additional acceptance period pursuant to Section 16 para. 2 sent. 1 WpÜG as the Delisting Purchase Offer does not constitute a takeover offer (Übernahmeangebot) within the meaning of Section 29 para. 1 WpÜG.

Section 3
Filings under the U.S. Exchange Act

3.1.	The Parties shall cooperate with each other to ensure that all filings and notices required under the U.S. Exchange Act, or the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and Nasdaq, applicable to them and/or the Delisting Purchase Offer are timely and properly made by the Party so required.

3.2.	On the date of the publication of the Offer Document, the Bidder shall commence (within the meaning of Rule 14d-2 promulgated under the U.S. Exchange Act) the Delisting Purchase Offer and file with the SEC a tender offer statement on Schedule TO with respect to the Delisting Purchase Offer that shall contain or incorporate by reference the Offer Document and instructions regarding how MorphoSys Shares may be tendered into the Delisting Purchase Offer and such other information and ancillary offer documents pursuant to which the Delisting Purchase Offer shall be made in the United States as are required by all applicable Laws, including as required by Rules 14d-2(c) and 14d-3(a) under the U.S. Exchange Act (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”, and together with the Offer Document, the “Offer Documents”). The Bidder shall disseminate the Offer Documents in accordance with Rules 14d-2(c) and 14d-4(a) under the U.S. Exchange Act.

3.3.	The Bidder agrees that it shall cause the Offer Documents filed with the SEC (i) to comply, subject to obtaining SEC Relief (as defined below), in all material respects with the U.S. Exchange Act and other applicable law and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Bidder with respect to information supplied by or on behalf of the MorphoSys Group for inclusion or incorporation by reference in the Offer Documents. Each of the Bidder and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and the Bidder further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the MorphoSys Securityholders, in each case as and to the extent required by the U.S. Exchange Act, or the rules and regulations of the SEC and Nasdaq which are applicable to the Delisting Purchase Offer. The Company shall promptly furnish or otherwise make available to the Bidder or its legal counsel all information concerning the MorphoSys Group and the MorphoSys Securityholders that may be required or reasonably requested in connection with the preparation, publication, filing or dissemination of the Offer Documents, and such information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company shall further promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect.

3.4.	As promptly as practicable prior to the date of publication of the Schedule TO, the Bidder shall submit confidentially to the staff of the SEC a draft request for exemptive and/or no-action relief from the requirements of the U.S. Exchange Act that are in conflict with the requirements of the WpÜG or the WpÜG-AngebotsVO and any other such relief as the Parties may decide to request in connection with the Transaction (the “SEC Relief”). The Bidder shall consult with the Company and its counsel and provide the Company and its counsel a reasonable opportunity to review and comment on each draft and the final request for SEC Relief a reasonable time prior to the submission of such draft or final request to the SEC, and the Bidder shall keep the Company and its counsel reasonably informed as to the discussions and status of such request for SEC Relief and shall provide the Company with a copy of the letter providing SEC Relief as soon as possible after Bidder’s receipt thereof. The Bidder shall consider in good faith all comments reasonably and timely proposed by the Company and its counsel in connection with the request for SEC Relief. The Bidder shall submit the final request for SEC Relief to the SEC as soon as practicable prior to the date the Bidder submits the Offer Document to BaFin pursuant to Section 2.1.

Section 4
Support of the Delisting Purchase Offer by the Company

4.1.	At the time of execution of this Agreement, the Bidder, the Company, the Management Board and the Supervisory Board support the Delisting Purchase Offer as a basis for the Delisting and the Transaction based on the terms, conditions and considerations set out in this Agreement.

4.2.	Subject to the terms of this Section 4, from the time of execution of this Agreement until the earlier of (i) the termination of this Agreement, and (ii) the settlement of the Delisting Purchase Offer (the “Closing”), including potential extensions of the Acceptance Period pursuant to Section 16 para. 3, 21 para. 5 sent. 1, 22 para. 2 sent. 1 WpÜG, the Company shall, subject to the duties and responsibilities of the Management Board and the Supervisory Board under German statutory law, their fiduciary duties, duties of loyalty and duties of care pursuant to Sections 93, 116 AktG, the requirements under the WpÜG and the WpÜG-AngebotsVO (collectively, the “Fiduciary Duties”), in each case:

(a)	support the Transaction, the Delisting Purchase Offer, the Delisting, the delisting of the MorphoSys Securities from Nasdaq, the termination of the MorphoSys ADS programme and the deregistration of the MorphoSys Securities under the U.S. Exchange Act in any and all publications and communications concerning the foregoing, including, but not limited to, ad hoc announcements, public statements, press conferences, interviews, roadshows, investor conferences and other opportunities to support the Delisting Purchase Offer and the Delisting; and

(b)	refrain, and, to the extent legally possible, ensure that any other member of the MorphoSys Group as well as the members of the representative bodies (Vertretungsorgane) of such members of the MorphoSys Group shall refrain, from initiating any measures or steps which would be reasonably likely to impair, interfere with, hinder, prevent, delay or otherwise adversely affect the Delisting Purchase Offer, the Delisting, the delisting of the MorphoSys Securities from Nasdaq or the deregistration of the MorphoSys Securities under the U.S. Exchange Act.

4.3.	Further, the Company shall (i) refrain from taking any action to encourage any form of public offer for MorphoSys Shares or a similar transaction by a third party (an “Alternative Transaction”), and (ii) shall not enter into any communications, discussions, negotiations, correspondence or arrangements or make any confidential documents relating to MorphoSys Group or its business available, in each case with the intention of soliciting any Alternative Transaction.

4.4.	The Company shall inform the Bidder as soon as reasonably practicable if it has been approached by a third party in relation to a situation which is reasonably likely to result in an Alternative Transaction or other transactions that, if implemented, would be reasonably likely to impair, interfere with, hinder, prevent, delay or otherwise adversely affect the consummation of the Delisting Purchase Offer.

4.5.	The Company shall provide the Bidder, as far as legally permissible, with information reasonably required for the preparation and approval of the Offer Document, including information relating to the Company’s assets, financial status, and earnings performance.

4.6.	All obligations of the Management Board and the Supervisory Board under this Agreement remain subject to their compatibility with their Fiduciary Duties and all mandatory legal requirements or contractual obligations. In particular, the obligations under this Agreement terminate if

(a)	the Bidder diverges from its responsibilities assumed in this Agreement to such a significant extent that the Company cannot in its reasonable opinion uphold its obligations; or

(b)	circumstances are present that, as confirmed to the Company in writing by external legal counsel of recognized standing, might reasonably result in the Management Board and/or Supervisory Board violating their Fiduciary Duties were they to continue to support or recommend the Delisting Purchase Offer and/or file the Delisting Application.

Section 5
Joint Reasoned Statement by the Company’s Bodies

5.1.	Without undue delay (unverzüglich), and in any case no later than two (2) weeks following the publication of the Offer Document pursuant to Section 14 para. 2, para. 3 sent. 1 WpÜG, the Management Board and the Supervisory Board shall prepare and publish the Joint Reasoned Statement pursuant to Section 27 para. 3 and Section 14 para. 3 WpÜG.

5.2.	The Company shall prepare the Joint Reasoned Statement in reasonable cooperation and consultation with the Bidder and its advisors. Specifically, the Company shall give the Bidder and its counsel reasonable opportunity to, and the Bidder and their advisors shall without undue delay (unverzüglich), review and comment on the draft Joint Reasoned Statement before it is published by the Company. The Management Board and the Supervisory Board shall through their or the Company’s advisors provide to the Bidder and its advisors a draft of the Joint Reasoned Statement no less than seven (7) Business Days (as defined below) prior to the envisaged publication to review and comment upon. The Company agrees to provide the Bidder and its counsel, to the extent practicable and legally permissible, with any comments (including oral comments) the Company and its counsel may receive from BaFin promptly after receipt of those comments. The Management Board and the Supervisory Board shall take into reasonable consideration any comments received from the Bidder and its advisors in the Joint Reasoned Statement. In case of dispute on the content of the Joint Reasoned Statement and any document relating thereto, the Company, acting reasonably, shall have the ultimate decision right.

5.3.	The Joint Reasoned Statement shall, subject to the provisions of Section 5.4, reflect that the Management Board and the Supervisory Board, after having duly reviewed and analyzed the Delisting Purchase Offer (including the Offer Document), acting in good faith and in accordance with their duties, (i) regard the Offer Price as fair from a financial perspective, adequate (angemessen) pursuant to Section 31 para. 1 WpÜG, and attractive, (ii) determined that the Delisting Purchase Offer and the Delisting are in the best interest of the Company, (iii) welcome and support the Delisting Purchase Offer and (iv) recommend to the MorphoSys Securityholders to tender their MorphoSys Securities into the Delisting Purchase Offer.

5.4.	Subject to their Fiduciary Duties, none of the Management Board or the Supervisory Board shall from the date of this Agreement until the time of Closing:

(a)	withdraw or amend adversely their intention, or otherwise breach their obligation set out under Section 5.3, to issue, the Joint Reasoned Statement;

(b)	act, including by making any public statement, in a manner that does not comply with the terms of this Agreement and (i) after its publication, is contrary to the Joint Reasoned Statement and would be reasonably likely to adversely affect the successful consummation of the Delisting Purchase Offer or (ii) recommend that MorphoSys Securityholders take or consider taking any action that would be reasonably likely to prevent, delay or otherwise adversely affect the implementation of the Delisting Purchase Offer; and

(c)	recommend (or agree or resolve to recommend), explicitly or implicitly, an Alternative Transaction.

Section 6
Schedule 14D-9 by the Company’s Bodies

6.1.	The Company shall prepare a solicitation/recommendation statement on Schedule 14D-9 (the “Schedule 14D-9”) which shall be consistent with this Agreement and shall include the content set forth in Section 5.3. The Company shall file the Schedule 14D-9 with the SEC on the same date which the Reasoned Statement is published in accordance with Rules 14d-9(b) and 14e-2(a) under the U.S. Exchange Act and disseminate (or otherwise reasonably cooperate with the Bidder in its dissemination of) the Schedule 14D-9 to MorphoSys Securityholders as and to the extent required by the U.S. Exchange Act, or the rules and regulations of the SEC and Nasdaq which are applicable to the Delisting Purchase Offer.

6.2.	The Company agrees that it shall cause the Schedule 14D-9 (i) to comply in all material respects with the U.S. Exchange Act and other applicable Law and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of the Bidder for inclusion or incorporation by reference in the Schedule 14D-9. Each of the Bidder and the Company agrees to respond promptly to any comments (including oral comments) of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the MorphoSys Securityholders, in each case as and to the extent required by the U.S. Exchange Act, or the rules and regulations of the SEC and Nasdaq which are applicable to the Delisting Purchase Offer. The Bidder shall promptly furnish or otherwise make available to the Company or the Company’s legal counsel all information concerning the Bidder that may be required or reasonably requested in connection with the preparation, publication, filing or dissemination of the Schedule 14D-9 and such information shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Bidder shall further promptly correct any information provided by them for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect.

6.3.	The Company shall prepare the Schedule 14D-9 in reasonable cooperation and consultation with the Bidder and its advisors. Specifically, the Company shall give the Bidder and its counsel reasonable opportunity to review and comment on the draft Schedule 14D-9 (including any response to any comments (including oral comments) of the SEC or its staff with respect thereto) before it is filed with the SEC. The Management Board and the Supervisory Board shall take into reasonable consideration any comments received from the Bidder and its advisors in the Schedule 14D-9.

Section 7
Delisting Application and Delisting

7.1.	Subject to their Fiduciary Duties, the Management Board shall, with the consent of the Supervisory Board, file the Delisting Application with the management body (Geschäftsführung) of the FSE no later than one (1) week prior to the expiry of the Acceptance Period in order to effect the Delisting at the time of expiration of the Acceptance Period at the earliest and in accordance with any timing requirements imposed by BaFin or the FSE.

7.2.	The Company and the Bidder shall promptly take all steps required for the filing of the Delisting Application in accordance with Section 7.1, subject to their Fiduciary Duties, and effectuating the Delisting as soon as practicable following the filing of the Delisting Application.

7.3.	The Company and the Bidder shall use their reasonable best efforts to promptly take all reasonable steps required for the termination of the inclusion of the MorphoSys Shares in the regulated unofficial market (so called sub-segment Berlin Second Regulated Market) of the Berlin Stock Exchanges (Wertpapierbörse Berlin) as well as on the unregulated market on the stock exchanges of Düsseldorf, Hamburg, Hanover, Munich and Stuttgart as well as on Tradegate Exchange, insofar as this inclusion took place at the request of the Company, with effect at the earliest at the time of Delisting.

7.4.	The Company shall promptly take all necessary steps under applicable Laws (including the rules and policies of Nasdaq) to enable a delisting of the MorphoSys Securities from Nasdaq as well as the deregistration of the MorphoSys Securities under the U.S. Exchange Act.

7.5.	The Company shall refrain from filing any application for any listing of MorphoSys Shares on any regulated market (regulierter Markt) of any stock exchange or taking any action to directly cause, explicitly support or explicitly approve the inclusion of MorphoSys Shares for trading in the open market (Freiverkehr) of any stock exchange.

Section 8
Effectiveness, Term and Termination

8.1.	This Agreement shall enter into force as of the day of its execution and shall have a fixed term of eighteen (18) months, save for any claims of any Party for breach of, or non-compliance with, the terms of this Agreement, which shall be unaffected by any termination of this Agreement until the expiry of the respective statutory limitation period for such claim.

8.2.	This Agreement may be terminated with immediate effect:

(a)	by the Company or the Bidder, if

(1)	(i) the Offer Document has not been published by 15 July 2024; (ii) the Schedule TO is not filed with the SEC by 15 July 2024; (iii) the Delisting Purchase Offer expires and is not, or is not capable of being, consummated by 30 September 2024; or (iv) the FSE has not published its resolution on the Delisting by end of December 2024, provided, however, that the terminating Party is at the relevant point in time not in breach, in any material respect, of any of its material obligations under this Agreement;

(2)	the respective other Party violates its material obligations under this Agreement and such violation has not been remedied within fifteen (15) Business Days after the breach was notified by the terminating Party, without prejudice to all other claims for damages resulting from any breach of any obligation under this Agreement;

(b)	by the Company, if the Offer Announcement has not been published by the Bidder without undue delay (unverzüglich) upon signing of this Agreement; and

(c)	by the Bidder, if the Management Board and/or the Supervisory Board does not support the Delisting Purchase Offer in the Joint Reasoned Statement and/or the Schedule 14D-9 as provided for in this Agreement, unless the relevant Party who is seeking to terminate this Agreement is responsible for (hat ursächlich zu vertreten) the non-occurrence or non-satisfaction of the event that triggers the relevant termination right.

8.3.	The right to terminate this Agreement for good cause (aus wichtigem Grund) shall remain unaffected. Good cause shall exist where the terminating Party, taking into account all circumstances of the specific case and weighing the interests of the Parties, cannot reasonably be expected (unzumutbar) to continue the contractual relationship through the remainder of the agreed fixed term (Section 314 para. 1 sent. 1 German Civil Code (Bürgerliches Gesetzbuch)).

8.4.	Notice of any termination must be given in writing and must be made within seven (7) Business Days after the terminating Party has become aware of the factual circumstances on which a termination right is based and any good-faith negotiations have failed. In the event of termination of this Agreement, this Agreement shall have no further effect, save for Section 9 and Section 10, provided that a withdrawal from this Agreement shall not affect or prejudice any rights and claims of the Parties in respect of breaches of this Agreement that occurred prior to the withdrawal from this Agreement.

Section 9
Notices

Any and all notices and communications under this Agreement shall be made in writing in the German or the English language and delivered by hand, by courier, by telefax or by pdf copy transmitted via email to the person at the address set forth below, or such other person or address as may be designated by the respective Party to the other Parties in the same manner:

(a)	if to the Bidder:

Novartis BidCo AG
Lichtstrasse 35
4056 Basel
Switzerland

Attn.: Janet L. Raimondo, Global Head Legal Transactions, and David Quartner,
Lead Legal Counsel M&A
Email: janet.raimondo@novartis.com and david.quartner@novartis.com with copy to (which copy shall not constitute notice hereunder):

Freshfields Bruckhaus Deringer LLP
Bockenheimer Anlage 44
60322 Frankfurt am Main
Germany

Attn.: Rick van Aerssen
Email: rick.aerssen@freshfields.com

(b)	if to the Company:

MorphoSys AG
Semmelweisstrasse 7
82152 Planegg
Germany

Attn.: Charlotte Lohmann
Email: charlotte.lohmann@morphosys.com

with copy to (which copy shall not constitute notice hereunder):

Hogan Lovells International LLP

Karl Scharnagl Ring 5

80539 Munich

Attn.: Dr. Michael Rose, Prof. Dr. Michael Schlitt, Joseph Gilligan

Email: michael.rose@hoganlovells.com, michael.schlitt@hoganlovells.com, joseph.gilligan@hoganlovells.com

Section 10
Miscellaneous

10.1.	Parent Guarantee: The Parent shall be jointly and severally liable for any obligations, commitments, undertakings and covenants of the Bidder under or otherwise in connection with this Agreement and hereby unconditionally and irrevocably, subject to the limitations set out in this Agreement, (i) guarantees to the Company the due and timely performance and observance by the Bidder of all its obligations, commitments, undertakings and covenants under or otherwise in connection with this Agreement, and (ii) undertakes with the Company that whenever the Bidder does not perform any of the Bidder’s obligations when due, that it shall promptly perform, or cause to be promptly performed, that Bidder’s obligation.

10.2.	Assignment: Any rights under this Agreement may only be assigned with the prior written consent of the respective other Parties; provided, however, that the Parent shall, at any time prior to the publication of the Offer Document, be entitled to launch, pursue and consummate the Delisting Purchase Offer through another wholly owned Subsidiary, as existing from time to time (such Subsidiary, the “Replacement Bidding Entity”). In the event the Parent elects to so act, the Bidder Entities shall continue to be severally and jointly liable (Gesamtschuldner) with the Replacement Bidding Entity for any and all of its obligations under this Agreement and the Replacement Bidding Entity shall with no qualification accede to this Agreement and have, following such acquisition, have the same rights and obligations as the Bidder.

10.3.	Costs: Each Party shall bear its own fees and expenses with respect to the Transaction as well as the entry into, and consummation of this Agreement.

10.4.	Confidentiality:

(a)	Subject to the communication and publications set forth in this Agreement, each Party shall keep confidential and shall not disclose to any third party (other than (i) a Subsidiary, (ii) sources of financing, Affiliates (as defined below) thereof and their respective professional advisors, (iii) customary confidential disclosures to rating agencies or (iv) a professional advisor bound to this Section 10.4(a) or professional confidentiality obligations, provided, however, that the disclosing Party shall remain responsible for any breach of confidentiality by such Subsidiary, Affiliate or professional advisor) details of the negotiations relating to this Agreement or any confidential information regarding any other Party disclosed to it in connection with the discussions preceding, or resulting in, this Agreement or its implementation, except to the extent that the relevant facts are publicly known through no fault of the Party seeking to make any disclosure.

(b)	Section 10.4(a) does not prevent either Party from disclosures required under any mandatory Laws, enforceable orders by courts, regulatory bodies or other public authorities or the rules and regulations of any stock exchange governing the listing of any securities of the relevant Party. In such circumstances, any disclosure shall be no more extensive in scope and nature than the minimum standard required by the relevant Laws, orders, rules or regulations. If a person is so required to make any announcement of or to disclose any confidential information, the relevant Party shall promptly notify the other Party or Parties concerned, where practicable and lawful to do so, before the announcement is made or disclosure occurs and shall cooperate with the other Party or Parties regarding the timing and content of such announcement or disclosure or any action which the other Party or Parties may reasonably elect to take to challenge the validity of such requirement.

10.5.	Press Releases: To the extent permitted by Law, neither Party shall issue a press release or any other public statement with respect to the contents of this Agreement without the prior consultation of the other Party unless otherwise agreed herein.

10.6.	Severability: Should any provision of this Agreement be or become invalid, ineffective, or unenforceable as a whole or in part, the validity, effectiveness, and enforceability of the remaining provisions shall not be affected thereby. Any such invalid, ineffective or unenforceable provision shall be deemed replaced by such valid, effective, and enforceable provision as comes closest to the economic intent and purpose of such invalid, ineffective or unenforceable provision as regards subject-matter, amount, time, place, and extent. The aforesaid shall apply mutatis mutandis to any gap (Regelungslücke) in this Agreement.

10.7.	Entire Agreement: This Agreement contains all of the Parties’ agreements and understandings with respect to the subject matter hereof and no ancillary agreements to this Agreement, whether verbally or in writing, have been entered into between the Parties, provided that nothing in this Agreement, express or implied, is intended to or shall be construed to supersede, modify, replace, amend, rescind, waive, expand or limit in any way the rights of the Parties under, and the terms of, the Business Combination Agreement or any other agreement entered into between the Parties and/or their respective affiliates. In the event that any provision of this Agreement is construed to conflict with a provision in the Business Combination Agreement, the Parties agree that the provision in the Business Combination Agreement shall be controlling.

10.8.	Counterparts: This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement. A facsimile or email transmission of scanned or executed counterparts of this Agreement shall be sufficient to bind a Party to the same extent as an original.

10.9.	Amendments and Waivers: Any and all amendments to this Agreement or waivers must be made in writing, unless stricter requirements as to their form are required by mandatory Law. This shall also apply to any waiver of compliance with the provisions of this Section 10.9.

10.10.	Interpretation, Definitions:

(a)	This Agreement is made in the English language. Terms to which a German translation has been added shall, however, be construed and interpreted as having the meaning assigned to them by the German translation.

(b)	Terms in bold and italic shall have the meaning ascribed to them in this Agreement, unless otherwise expressly defined in this Agreement.

(c)	The headings of the sections and subsections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

(d)	The term “Affiliate” shall mean all connected enterprises (verbundene Unternehmen) within the meaning of Sections 15 et seq. AktG.

(e)	The term “Business Day” shall mean any day other than a Saturday, Sunday or other day on which banks in Frankfurt am Main, Germany, are generally closed.

(f)	The term “Governmental Authority” shall mean (i) any government, governmental or quasi-governmental authority, entity, ministry, department, commission, board, agency or instrumentality, (ii) any court, tribunal, or judicial or arbitral body, whether federal, state, provincial, local or foreign and (iii) any body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or tax authority or power of any nature.

(g)	The term “Law” shall mean any federal, state, regional, county and local law, statute, ordinance (Verwaltungsvorschrift), legally binding rule, directive or regulation (rechtlich bindende technische Norm oder Regelwerk), code, judgment, constitution, principle of common law, edict, treaty, ruling or directive or similar regulation of general applicability of any Governmental Authority (or under the authority of the FSE, Nasdaq or another stock exchange).

(h)	The term “Subsidiary” shall mean all subsidiaries (Tochterunternehmen) within the meaning of Section 2 para. 6 WpÜG of the relevant Party.

10.11.	Governing Law, Jurisdiction: This Agreement shall be governed by and construed in accordance with the Laws of the Federal Republic of Germany. The exclusive legal venue for all disputes arising between the Parties from or in connection with this Agreement shall, to the extent legally possible, be Frankfurt am Main, Germany.

[Signature Page to Follow]

[signature page to the Delisting Agreement]

Für die / on behalf of

Novartis BidCo AG

20 June 2024

/s/ Tariq ElRafie
Tariq ElRafie
vertretungsberchtigt auf Grundlage von Vollmacht / authorized signatory based on power of attorney

[signature page to the Delisting Agreement]

Für die / on behalf of
Novartis BidCo AG

20 June 2024

/s/ David Quartner
David Quartner
vertretungsberchtigt auf Grundlage von Vollmacht / authorized signatory based on power of attorney

Signature page to the Delisting Agreement between Novartis BidCo AG, Novartis AG and MorphoSys AG dated 20 June 2024

Accepted and agreed:

On 20 June 2024 for and on behalf of Novartis BidCo AG

/s/ David Quartner
Name: David Quartner Position: Attorney-In-Fact

Signature page to the Delisting Agreement between Novartis BidCo AG, Novartis AG and MorphoSys AG dated 20 June 2024

Accepted and agreed:

On 20 June 2024 for and on behalf of Novartis AG

/s/ Tariq ElRafie
Name: Tariq ElRafie Position: As Attorney

Signature page to the Delisting Agreement between Novartis BidCo AG, Novartis AG and MorphoSys AG dated 20 June 2024

Accepted and agreed:

On 20 June 2024 for and on behalf of MorphoSys AG:

/s/ Arkadius Pichota	/s/ Lukas Gilgen
Arkadius Pichota Chief Executive Officer (Vorstandvorsitzender)	Lukas Gilgen Chief Financial Officer (Finanzvorstand)